UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50260

CenturyLink, Inc.

(Exact name of registrant as specified in its charter)

100 CenturyLink Drive

Monroe, Louisiana 71203

(318) 388-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stock Options

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

Preferred Stock Purchase Rights

Debt Securities

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

*

Note: The Registrant is filing this Form 15 based, in part, on the exemption from registration for Compensatory Stock Options under Rule 12h-1(g) of the Securities Exchange Act of 1934, as amended, which was adopted after the Registrant registered its Stock Options.

Approximate number of holders of record as of the certification or notice date: 14.

Pursuant to the requirements of the Securities Exchange Act of 1934, CenturyLink, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 6, 2020	CENTURYLINK, INC.

By:
		Name:	Stacey W. Goff
		Title:	Executive Vice President, General Counsel & Secretary